Exhibit 99.1

April 10, 2008

Dear Shareholder:

On April 7, 2008, Nestlé announced its agreement to sell approx. 25% of Alcon, Inc.'s outstanding shares to Novartis. If and when this transaction is closed, Nestlé will retain close to 52% of Alcon's outstanding shares and continue to fully consolidate Alcon. Nestlé and Novartis have agreed put and call option rights on the remaining Alcon shares owned by Nestlé. From January 2010 until July 2011, Novartis will have a call option to acquire Nestlé's remaining majority shareholding in Alcon.

Upon closing of the sale of the first portion of approx. 25% of Alcon, Inc.'s outstanding shares, Nestlé and Novartis have agreed that the Board of Directors of Alcon, Inc. shall be increased by two additional members, one representative of each Nestlé and Novartis. Nestlé has proposed that James Singh as representative of Nestlé and Dr. Daniel Vasella as representative of Novartis be elected to the Board of Directors for a three-year term of office. The election will become effective, and is conditional on, the closing of the sale of 74 million shares of Alcon, Inc., which is subject to regulatory review and other conditions. Nestlé expects the review process to be completed in the course of 2008.

Nestlé's proposals have been submitted prior to the 20-day invitation period provided by Swiss law and Alcon, Inc.'s Articles of Association to give notice of the Annual General Meeting of Shareholders. The Board of Directors has therefore decided to amend the invitation to the Annual General Meeting of Alcon, Inc. taking place on May 6, 2008 and list Nestlé's proposals in the agenda item 6 – "Elections to the Board of Directors". The Board of Directors of Alcon, Inc. agrees with the proposals and proposes their acceptance.

Enclosed, you will find the revised invitation together with the revised proxy card. If you have already received the invitation and the proxy card at an earlier date and have already given your voting instructions by mail, Internet or telephone voting or by authorizing the independent representative to vote your shares, you may send in the new proxy card and amend your instructions, or not send in the new proxy card, in which case the instructions on your initial proxy card will remain in effect, as further explained below.

If you have already given your voting instructions by using the proxy card and wish to amend your instructions with respect to the new proposals, please use the enclosed proxy card and give your voting instructions with respect to all agenda items, in which case your previous proxy and instructions will automatically be void. If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. If you have already submitted the initial proxy form without the new proposals and choose not to amend your instructions, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than April 29, 2008.

If you have already authorized the independent representative to vote your shares on your behalf, you may amend your instructions with respect to the new proposals. If you authorize the independent representative to vote your shares without giving instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the independent representative will abstain from voting regarding new proposals. Accordingly, if you have already submitted your instructions without the new proposals and choose not to amend your instructions, the independent representative will abstain from voting with respect to the new proposals. Proxy forms authorizing the independent representative to vote shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than April 29, 2008.

Very sincerely yours,
Alcon, Inc.

Cary Rayment   Elaine Whitbeck, Esq.
Chairman   *Corporate Secretary*
                                                                   and General Counsel